UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-27083

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

AFTERSOFT GROUP, INC.
Full name of registrant

Former name if applicable

Regus House, Heronsway, Chester Business Park
Address of principal executive office (Street and number)

Chester, UK, CH4 9QR
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Aftersoft Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-QSB for the period ended December 31, 2007 within the prescribed time period without unreasonable effort or expense, as the Company was required to receive information from a third party in respect of previously disclosed discontinued operations, which was late in being delivered to the Company. The Company expects to file its Quarterly Report on Form 10-QSB on or before the 5th calendar day following the date on which the report was due.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ian Warwick, Chief Executive Officer		+44 1244 893 138
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ࿠ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
࿠ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AFTERSOFT GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2008	By:	/s/ Ian Warwick
Ian Warwick Chief Executive Officer